UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

Nuvalent, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001

par value per share

(Title of Class of Securities)

670703 107

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670703 107	13D	Page 2 of 9

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 2,400,630 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 2,400,630 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,400,630 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.6%
14	Type of reporting person PN

CUSIP No. 670703 107	13D	Page 3 of 9

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 292,384 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 292,384 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 292,384 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN

CUSIP No. 670703 107	13D	Page 4 of 9

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 735,000 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 735,000 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 735,000 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.7%
14	Type of reporting person PN

CUSIP No. 670703 107	13D	Page 5 of 9

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Nuvalent, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at One Broadway, 14th Floor, Cambridge, MA 02142.

Item 2. Identity and Background

(a) This schedule 13D is being filed jointly by Bain Capital Life Sciences Fund II, L.P., a Cayman exempted limited partnership (“BCLS II”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), and BCLS II Investco, LP, a Delaware limited partnership (“BCLS II Investco” and, together with BCLS II and BCIPLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman limited liability company (“BCLSI II”), which is the general partner of BCLS II.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS II Investco (GP), LLC, a Delaware limited liability company (“BCLS II Investco GP” and, together with the Reporting Persons, BCLSI, BCLSI II and Boylston, the “Bain Capital Life Sciences Entities”), whose managing member is BCLS II, is the general partner of BCLS II Investco.

As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 4, 2021, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address for each of the Bain Capital Life Sciences Entities, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCLSI.

(d) During the last five years, none of the Bain Capital Life Sciences Entities, Mr. Schwartz or Dr. Koppel has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Life Sciences Entities, Mr. Schwartz or Dr. Koppel has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BCLS II and BCLSI II are organized under the laws of the Cayman Islands. BCIPLS, BCLS II Investco, BCLSI, Boylston and BCLS II Investco GP are organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

CUSIP No. 670703 107	13D	Page 6 of 9

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering, BCLS II and BCIPLS held 12,920,503 and 1,573,651 shares of the Issuer’s Series B Preferred Stock, respectively. Immediately prior to the closing of the Issuer’s initial public offering, each share of the Issuer’s Series B Preferred Stock automatically converted into 0.1858 shares of Class A Common Stock. As a result, following the conversion, BCLS II and BCIPLS held 2,400,630 and 292,384 shares of Class A Common Stock, respectively.

On August 2, 2021, BCLS II Investco purchased 735,000 shares of Class A Common Stock from the underwriters in the Issuer’s initial public offering at a price of $17.00 per share for a total purchase price of $12,495,000.

The Reporting Persons used their own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Andrew Hack, M.D., Ph.D., a Managing Director of BCLSI, is a member of the Issuer’s board of directors (the “Board”).

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, BCLS II holds 2,400,630 shares of Class A Common Stock, representing approximately 5.6% of the outstanding shares of Class A Common Stock, BCIPLS holds 292,384 shares of Class A Common Stock, representing approximately 0.7% of the outstanding shares of Class A Common Stock, and BCLS II Investco holds 735,000 shares of Class A Common Stock, representing approximately 1.7% of the outstanding shares of Class A Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 3,428,014 shares of Class A Common Stock, representing approximately 8.0% of the outstanding shares of Class A Common Stock. The percentage of the outstanding shares of Class A

CUSIP No. 670703 107	13D	Page 7 of 9

Common Stock held by the Reporting Persons is based on 42,848,715 shares of Class A Common Stock outstanding, as reported by the Issuer in its prospectus relating to its initial public offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on July 30, 2021.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Class A Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Investor Rights Agreement

BCLS II and BCIPLS are party to the Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), dated April 30, 2021, with the Issuer and certain other stockholders of the Issuer (collectively, the “Investors”). The Investor Rights Agreement provides BCLS II and BCIPLS with the following rights with respect to the registration of their shares of Class A Common Stock:

Demand registration rights

Beginning six months after the closing date of the Issuer’s initial public offering, the Issuer will be required, upon the written request of Investors holding at least a majority of the registrable securities then outstanding, to file a registration statement on Form S-1 with respect to at least either (a) 40% of the registrable securities then outstanding or (b) registrable securities having an anticipated net aggregate offering price of at least $10 million, and to use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale.

Short-form registration rights

If the Issuer is eligible to file a registration statement on Form S-3, upon the written request of Investors holding at least 10% of the registrable securities then outstanding to sell registrable securities at a net aggregate offering price of at least $2 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares on Form S-3.

Piggyback registration rights

If the Issuer registers any of its securities either for its own account or for the account of other security holders, Investors holding registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investor Rights Agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the Issuer and the underwriters determine in their sole discretion will not jeopardize the success of the offering.

CUSIP No. 670703 107	13D	Page 8 of 9

Expenses and indemnification

Pursuant to the Investor Rights Agreement, the Issuer will be responsible, subject to certain exceptions, for the expenses of any registration of securities pursuant to the Investor Rights Agreement, other than underwriting discounts and selling concessions. Additionally, the Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to the Issuer, and such holders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of registration rights

The registration rights granted under the Investor Rights Agreement will terminate, with respect to each Investor, on the earliest to occur of (a) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation, (b) at such time that all of the Investor’s securities can be sold without limitation during any three-month period without registration and without any “current public information” requirement in compliance with Rule 144 or a similar exemption under the Securities Act and (c) six years following the completion of the Issuer’s initial public offering.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, BCLS II, BCIPLS and Dr. Hack each entered into a lock-up agreement (a “Lock-Up Agreement”) with the representatives of the several underwriters. Pursuant to the Lock-Up Agreement, BCLS II, BCIPLS and Dr. Hack agreed, subject to certain exceptions, not to sell or otherwise transfer any shares of Class A Common Stock or securities convertible into or exercisable or exchangeable for, shares of Class A Common Stock for 180 days after the date of the prospectus relating to the Issuer’s initial public offering without the prior written consent of the representatives.

The foregoing summaries of the Investor Rights Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement and Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Investor Rights Agreement (incorporated by reference from Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257730))

Exhibit C	Lock-Up Agreement (incorporated by reference from Exhibit D to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257730))

CUSIP No. 670703 107	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 4, 2021	Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Andrew Hack
		Name:	Andrew Hack
		Title:	Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Andrew Hack
		Name:	Andrew Hack
		Title:	Authorized Signatory

BCLS II Investco, LP

	By:	BCLS II Investco (GP), LLC,
its general partner

	By:	Bain Capital Life Sciences Fund II, L.P.,
its managing member

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Andrew Hack
		Name:	Andrew Hack
		Title:	Managing Director